Exhibit 21.1

Principal subsidiaries and variable interest entity of the Registrant

Subsidiaries	Jurisdiction of Incorporation
Huya Limited	Hong Kong
Guangzhou Huya Technology Co., Ltd.	PRC

Variable Interest Entities
Guangzhou Huya Information Technology Co., Ltd.	PRC
Guangzhou Yaoguo Information Technology Co., Ltd.	PRC
Guangzhou Dachafan Entertainment Co., Ltd.	PRC